                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 4

                           NRG GENERATING (U.S.) INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   628950 10 7
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                                 (CUSIP number)

                               James J. Bender
                      Vice President and General Counsel
                               NRG Energy, Inc.
                        1221 Nicollet Mall, Suite 700
                            Minneapolis, MN 55403
                                (612) 373-5300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                August 3, 1998
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             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               (Page 1 of 4 Pages)

CUSIP NO. 628950 10 7                13D               PAGE  2   OF   4   PAGES
                                                           -----    -----

====================================================================================================================
1         NAME OF REPORTING  PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          NRG ENERGY, INC.                            I.R.S. IDENTIFICATION NO. 41-1724239
--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)[ ]
                                                                                                           (b)[ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*
          OO

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)                     [ ]
          OR 2(E)

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

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                   7        SOLE VOTING POWER
   NUMBER OF
    SHARES                  3,254,288
 BENEFICIALLY      -------------------------------------------------------------------------------------------------
   OWNED BY        8        SHARED VOTING POWER
     EACH
   REPORTING                0
  PERSON WITH      -------------------------------------------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER

                            3,106,612
                   -------------------------------------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

                            0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                       [ ]

          3,254,288
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          47.60%
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14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------------------------------------------

        This Amendment Number 4 to Schedule 13D is being filed by NRG Energy, Inc. (the "Reporting Person") to report the receipt by the Reporting
Person of an irrevocable proxy (the "Proxy") granting it the right for a limited period of time to vote 147,676 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock") of NRG Generating (U.S.) Inc. (the "Company"). The Reporting Person does not have any agreement to act together with any person for the purpose of acquiring, holding, voting or disposing of equity securities of the Company. This Amendment Number 4 hereby amends and supersedes any aspect of Amendment Number 3 to Schedule 13D filed on April 14, 1998 indicating otherwise.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The Reporting Person's receipt of the Proxy is not contingent upon its payment of any funds in consideration thereof. The Proxy was issued in connection with various business arrangements not relating to an agreement to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.

ITEM 4. PURPOSE OF TRANSACTION

        The Reporting Person obtained the Proxy in order to increase its voting control over the Company. The Reporting Person intends to review its investment in the Company on a continuing basis and may, at any time, consistent with the Reporting Person's obligations under the federal securities laws, determine to increase or decrease its ownership of shares of the Company's Common Stock through purchases or sales of such Common Stock in the open market or in privately negotiated transactions. The Reporting Person's review of its investment in the Company will depend on various factors, including the Company's business prospects, other developments concerning the Company, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Person regarding its investment in the Company. At the time of filing this Amendment Number 4, the Reporting Person has no plans to purchase additional shares of Common Stock in the open market or in privately negotiated transactions.

        The Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
(ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the board of directors or management of the Company or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's business or corporate structure; (vi) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (vii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, the Reporting Person retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        As of the effective date of the Proxy, the Reporting Person has the sole power to vote 3,254,288 shares of the Company's Common Stock, which represent 47.60% of the 6,836,769 shares of Common Stock reported by the Company as outstanding as of May 11, 1998, and the Reporting Person has sole dispositive power over 3,106,612 shares of Common Stock, which represent 45.44% of the 6,836,769 shares of Common Stock reported by the Company as outstanding as of May 11, 1998.

        Except as disclosed in Item 6, the Reporting Person has not effected any transaction involving shares of Common Stock of the Company during the past 60 days.




                               (Page 3 of 4 Pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The Form of Proxy is attached as Exhibit 1 to this Amendment Number 4 to
Schedule 13D, and the terms of the Form of Proxy are hereby incorporated by reference in answer to this Item.

        To the best knowledge of the Reporting Person, except as disclosed in this Amendment Number 4 to Schedule 13D, there are as of the date of this Amendment Number 4 no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Company (other than standard default and similar provisions contained in loan agreements).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1- Form of Proxy to be executed by Halcyon  Alchemy Fund, L.P.,
                   Halcyon Special Situations, L.P., Gryphon Hidden Values Limited and Gryphon Hidden Values II Limited.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      NRG ENERGY, INC.

Dated:   August 3, 1998
                                      /s/ James J. Bender
                                      ------------------------------------------
                                      Name: James J. Bender
                                      Title:  Vice President and General Counsel


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